-------------------------------------------------------------------------------
SEC              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02)     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                 UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

-------------------------------------------------------------------------------

                                                     --------------------------
               UNITED STATES                           OMB APPROVAL
                                                     --------------------------
    SECURITIES AND EXCHANGE COMMISSION               OMB Number: 3235-0145
                                                     --------------------------
           WASHINGTON, D.C. 20549                    Expires: December 31, 2005
                                                     --------------------------
                                                     Estimated average burden
                                                     hours per response.....11
                                                     --------------------------



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Ascendia Brands, Inc.
-------------------------------------------------------------------------------
                                (Name of Company)

                    Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15670X104
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

             Mathew Hoffman, Esq.                Eleazer Klein, Esq.
      Prentice Capital Management, LP         Schulte Roth & Zabel LLP
        623 Fifth Avenue, 32nd Floor              919 Third Avenue
            New York, NY  10022                 New York, NY  10022
              (212) 756-8040                      (212) 756-2376

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2006
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 2 OF 13 PAGES
-----------------------                                   ---------------------


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prentice Capital Management, LP
        73-1728931
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

        WC (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF      --------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            3,322,482
   EACH          --------------------------------------------------------------
 REPORTING       9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
               ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      3,322,482
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        3,322,482
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 [   ]

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        23.9%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 3 OF 13 PAGES
-----------------------                                   ---------------------


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael Zimmerman
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

        WC (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF      --------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            3,322,482
   EACH          --------------------------------------------------------------
 REPORTING       9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
                ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      3,322,482
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        3,322,482
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 [   ]

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        23.9%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 4 OF 13 PAGES
-----------------------                                   ---------------------


     This  Schedule  13D is  being  filed by  Prentice  Capital  Management,  LP
("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share, of the Company. The Company's principal executive office is located at 2000 Lenox Drive, Suite 202, Lawrenceville, NJ 08648.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is filed on behalf of Prentice Capital Management and Mr. Zimmerman.

     (b) The address of the principal business office of Prentice Capital Management and Mr. Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

     (c) The principal business of Prentice Capital Management is to serve as investment manager to investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., Prentice Special Opportunities, LP, Prentice Special Opportunities Offshore, Ltd. and Prentice Special Opportunities Master, L.P.) and manage investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over Shares reported in this Schedule 13D. The principal business of Mr. Zimmerman is to act as the Managing Member of (i) Prentice Management GP, LLC, the general partner of Prentice Capital Management, (ii) Prentice Capital GP, LLC, the general partner of certain investment funds and (iii) Prentice Capital GP II, LLC, the managing member of Prentice Capital GP II, LP, which is the general partner of certain other investment funds. As such, he may be deemed to control Prentice Capital Management and the investment funds and managed accounts and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13D.

     (d) Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 5 OF 13 PAGES
-----------------------                                   ---------------------


     (e) Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Prentice Capital Management is a Delaware limited partnership. Mr. Zimmerman is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the Bettinger Agreement, certain private investment funds and managed accounts for which Prentice Capital Management and Mr. Zimmerman control the investing and trading in securities (the "Prentice Parties") will acquire, at the closing of the transactions contemplated by the Bettinger Agreement, 3,322,482 Shares. The aggregate purchase price for the 3,322,482 Shares is $4,983,723. Prentice Capital Management and Mr. Zimmerman will not directly own any Shares. The Prentice Parties will purchase the Shares with their investment capital.

     Additionally, pursuant to the Securities Purchase Agreement, the Prentice Parties will be issued, at the closing of the transactions contemplated by the Securities Purchase Agreement, Notes and Warrants that are convertible into Common Stock of the company. The aggregate purchase price for the Notes and Warrants is $91,000,000. If the Blocker was not in place, the notes would initially be convertible into 52,000,000 Shares and the Series A Warrant would be exercisable into 3,053,358 Shares. The Prentice Parties will purchase the Notes and Warrants with their investment capital.

     Capitalized terms used in this Item 3 and not previously defined have the meanings assigned to such terms in Item 4.

ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Persons are acquiring the securities reported herein for investment in the ordinary course of business. The Reporting Persons are purchasing the securities reported herein because of their belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Consistent with their investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose of, engage in short selling of or any hedging or similar transactions with respect to the Shares or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in the market price of such Shares, changes in the Company's operations, business strategy or prospects, or from sale or merger of the Company and based on other factors including, without limitation, the price levels of the Shares, availability of funds, subsequent developments affecting the Company, the Company's business, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time. Any acquisition or disposition of Shares, or short sales or other hedging transaction with respect to the Shares, by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise. The Reporting Persons may take one or more actions set forth under subsections (a) through (j) of Item 4 of
Schedule 13D. The Reporting Persons may discuss such matters with management or directors of the Company, other shareholders, industry analysts, existing or potential strategic partners or competitors, and investment and financing professionals. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of the Shares, exchanging information with the Company pursuant to appropriate confidentiality or similar agreements or otherwise. The Reporting Persons reserve the right to at any time reconsider and change their plans or proposals relating to the foregoing. Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections
(a) through (j) of Item 4 of Schedule 13D.

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 6 OF 13 PAGES
-----------------------                                   ---------------------


     Pursuant to a Stock Purchase Agreement dated as of June 30, 2006 (the "Bettinger Agreement"), Steven Bettinger and Jodi Bettinger agreed to sell to the Prentice Parties 3,322,482 Shares of the Company for $4,983,723. It is anticipated that the closing of the transactions contemplated by the Bettinger Agreement will occur (subject to customary closing conditions) simultaneously with the closing of the transactions contemplated by the Securities Purchase Agreement.

     Pursuant to a Second Amended and Restated Securities Purchase Agreement dated as of June 30, 2006 (the "Securities Purchase Agreement"), the Company agreed to sell the Prentice Parties convertible notes (the "Notes") in the principal amount of $91 million. It is anticipated that the closing of the transactions contemplated by the Securities Purchase Agreement will occur on July 12, 2006 or shortly thereafter (the "Closing"). The obligation of the Prentice Parties to consummate the transactions contemplated by the Securities Purchase Agreement is subject to the conditions set forth in the Securities
Purchase Agreement including, without limitation, execution and delivery of additional documentation for the transactions, consent of the stockholders executed by holders of a majority of the outstanding voting securities of the Company and the consummation of the transactions contemplated by the CIT Facility (as defined in the Securities Purchase Agreement), which conditions may be waived by the Prentice Parties.

     The Securities Purchase Agreement provides that the Notes will have a term of 10 years (subject to certain put and call rights described below) and will bear interest at the rate of 9 percent per annum; provided that during the first six months of the term, the Company will have the option to accrue and capitalize interest. If the Company consummates an Acquisition (as defined in the Notes), which Acquisition shall be in form and substance satisfactory to, and approved by, the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding, the Company may elect to defer and capitalize interest for the balance of the term of the Notes. Any portion of the balance due under the Notes will be, subject to the limitations imposed by the Note Blocker (as defined below), convertible at any time, at the option of the holders(s), into the common stock of the Company (the "Conversion Shares") at a price of $1.75 per share (subject to certain anti-dilution adjustments).

     THE HOLDER OF THE NOTES SHALL NOT HAVE THE RIGHT TO CONVERT ANY PORTION OF THE NOTES TO THE EXTENT THAT AFTER GIVING EFFECT TO SUCH CONVERSION, THE HOLDER (TOGETHER WITH ITS AFFILIATES) WOULD BENEFICIALLY OWN IN EXCESS OF 9.99% OF THE NUMBER OF SHARES OUTSTANDING IMMEDIATELY AFTER GIVING EFFECT TO SUCH CONVERSION (THE "NOTES BLOCKER"); PROVIDED THAT THE HOLDER OF THE NOTES MAY INCREASE OR DECREASE SUCH PERCENTAGE TO ANY OTHER PERCENTAGE UPON NOTICE TO THE COMPANY; PROVIDED, FURTHER, THAT ANY SUCH INCREASE WILL NOT BE EFFECTIVE UNTIL THE SIXTY-FIRST (61ST) DAY AFTER SUCH NOTICE IS DELIVERED TO THE COMPANY.

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 7 OF 13 PAGES
-----------------------                                   ---------------------


     The Notes rank as senior secured debt of the Company; provided however that certain of the liens securing repayment of the Notes will be subordinated to certain of the liens securing repayment of the CIT Facility. The Notes will also be subordinated to indebtedness, on terms and conditions reasonably satisfactory to the Prentice Parties, incurred in connection with an Acquisition, in an amount up to $250 million. The Company, the Prentice Parties and certain other parties will enter into amended and restated security documents at the closing to reflect these arrangements.

     At the Closing, the Company will issue warrants entitling the holders thereof to purchase shares of its common stock ("Warrant Shares"). At the Closing, the Company will issue to the Prentice Parties a (i) Series A Warrant (the "Series A Warrant") exercisable into 3,053,358 Shares at an exercise price of $2.10 per share and (ii) a Series B Warrant (the "Series B Warrant," together with the Series A Warrant, the "Warrants"), exercisable on any day on or after the earlier of (x) the date of the consummation of an Acquisition or (y) October 31, 2006, into up to 3,000,000 Shares. The exact number of Shares and the exercise price of the Shares (which ranges from $1.15 to $1.95) underlying the Series B Warrant shall be determined in accordance with the terms of the Series B Warrant. The number of Shares that the Series B Warrant is exercisable into is dependent on the principal amount of Notes outstanding at the time the Warrant is initially exercisable.

     THE HOLDER OF EITHER WARRANT SHALL NOT HAVE THE RIGHT TO EXERCISE SUCH WARRANT, TO THE EXTENT THAT AFTER GIVING EFFECT TO SUCH EXERCISE, THE HOLDER (TOGETHER WITH ITS AFFILIATES) WOULD BENEFICIALLY OWN IN EXCESS OF 9.99% OF THE SHARES OUTSTANDING IMMEDIATELY AFTER GIVING EFFECT TO SUCH EXERCISE; PROVIDED THAT THE HOLDER OF THE WARRANTS MAY INCREASE OR DECREASE SUCH PERCENTAGE TO ANY OTHER PERCENTAGE UPON NOTICE TO THE COMPANY; PROVIDED, FURTHER, THAT ANY SUCH INCREASE WILL NOT BE EFFECTIVE UNTIL THE SIXTY-FIRST (61ST) DAY AFTER SUCH NOTICE IS DELIVERED TO THE COMPANY.

     At the Closing, the Company is required to pay Prentice Capital Management, a closing fee of $3,667,500 and to reimburse Prentice Capital Management for certain disbursements related to the transaction.

     At the Closing, the Prentice Parties will enter into an Amended and Restated Registration Rights Agreement ("Registration Rights Agreement") with the Company with respect to the Conversion Shares, the Warrant Shares and any Shares currently held or subsequently acquired by the Prentice Parties, including the Shares to be acquired pursuant to the Bettinger Agreement ("Registrable Securities"). Under the Registration Rights Agreement, the Company will be required to file a registration statement with respect to the Registrable Securities not less than 60 days following the Closing, and to use its best efforts to have such registration statement declared effective not more than

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 8 OF 13 PAGES
-----------------------                                   ---------------------


the earlier of 120 days following the filing deadline or 180 days following the Closing. The Registration Rights Agreement contains customary penalties for the failure to comply with such deadlines or to maintain the effectiveness of the registration statement.

     Additionally, the Company and certain of its stockholders have agreed to enter into a Voting Agreement (the "Voting Agreement") whereby the parties have agreed to vote (a) in favor of the Stockholder Approval (as defined in the Securities Purchase Agreement); (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Transaction Agreements (as defined in the Securities Purchase
Agreement) or which could reasonably be expected to result in any of the conditions to the Company's obligations under the Transaction Agreements, as applicable, not being fulfilled; (c) so long as the Prentice Parties or any of their affiliates hold any Notes as and to the extent provided in the Securities Purchase Agreement, in favor of one person designated by the Prentice Parties and nominated by the Company (the "Prentice Nominee") to serve on the board of directors of the Company; and (d) if the Prentice Parties request the Company to take action to remove the Prentice Nominee as a director, in support of such removal.

     The foregoing descriptions of the Securities Purchase Agreement, the Bettinger Agreement, the Notes, the Warrants, the Amended and Restated Registration Rights Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference in response to this Item 4 and which have been filed as exhibits to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 30, 2006.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

     (a) Prentice Capital Management may be deemed to beneficially own, in the aggregate, 3,322,482 Shares, representing approximately 23.9% of the Company's outstanding Shares (based on 13,913,056 Shares outstanding as provided by the Company). Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 3,322,482 Shares representing approximately 23.9% of the Company's outstanding Common Stock.

     (b) Prentice Capital Management and Michael Zimmerman have shared voting power with respect to 3,322,482 Shares.

     (c) Except as described herein, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons.

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO. 15670X104                                         PAGE 9 OF 13 PAGES
-----------------------                                   ---------------------


     (d) The limited partners or shareholders of the private investment funds and the entities for which Prentice Capital Management and Mr. Zimmerman manages investments in managed accounts have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in their respective funds.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     As  described  in Item 4 above,  the  Prentice  Parties  agreed to purchase
Shares pursuant to a Stock Purchase Agreement with Steven Bettinger and Jodi Bettinger dated as of June 30, 2006.

     As described in Item 4 above, the Prentice Parties agreed to purchase Notes and Warrants pursuant to a Second Amended and Restated Securities Purchase Agreement with the Company dated as of June 30, 2006 and to enter into a related Registration Rights Agreement.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - The Joint Filing Agreement dated June 30, 2006, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit B - The Bettinger Securities Agreement dated as of June 30, 2006, by and among Steven Bettinger, Jodi Bettinger and Prencen, LLC.

Exhibit C - The Securities Purchase Agreement dated as of June 30, 2006 is incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2006.

     Exhibit D - Form of Note is incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2006.

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO. 15670X104                                         PAGE 10 OF 13 PAGES
-----------------------                                   ---------------------


Exhibit E - Form of Warrant is incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2006.

Exhibit F - Form of Registration Rights Agreement is incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2006.

Exhibit G - Form of Voting Agreement is incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2006.

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 11 OF 13 PAGES
-----------------------                                   ---------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By: /s/ Michael Weiss
    -----------------------
    Name:  Michael Weiss
    Title: Chief Financial Officer

MICHAEL ZIMMERMAN



 /s/ Michael Zimmerman
-------------------------
 Michael Zimmerman

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                       PAGE 12 OF 13 PAGES
-----------------------                                   ---------------------


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of July 10, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By: /s/ Michael Weiss
    -----------------------
    Name:  Michael Weiss
    Title: Chief Financial Officer


MICHAEL ZIMMERMAN


 /s/ Michael Zimmerman
-------------------------
 Michael Zimmerman

                                    EXHIBIT B

                               BETTINGER AGREEMENT

                                                                  EXECUTION COPY


          STOCK PURCHASE AGREEMENT dated as of June 30, 2006 (this "AGREEMENT") between STEVEN BETTINGER and JODI BETTINGER (collectively, the "SELLERS"), and PRENCEN, LLC, a Delaware limited liability company (the "PURCHASER").

          WHEREAS, the Sellers own shares of Common Stock, $0.001 par value per share (the "COMMON STOCK"), of Ascendia Brands, Inc. (f/k/a Cenuco, Inc.), a Delaware corporation (the "COMPANY").

          WHEREAS, the Purchaser seeks to purchase from the Sellers, and the Sellers seeks to sell to the Purchaser, Three Million, Three Hundred and Twenty Two Thousand, Four Hundred and Eighty Two (3,322,482) shares of Common Stock as currently owned as set forth on SCHEDULE I hereto (the "PURCHASED SHARES") in accordance with the terms of this Agreement.

          NOW, THEREFORE, in consideration of the premises and mutual benefits representations, warranties, conditions, covenants and agreements contained herein, the parties hereto hereby agree as set forth below.

                                   ARTICLE I
                    PURCHASE AND SALE OF THE PURCHASED SHARES

1.1  PURCHASE AND SALE OF PURCHASED SHARES.

          Upon the terms and subject to the conditions set forth herein, on the date following the satisfaction or waiver of all of the conditions set forth in
Article IV of this Agreement and simultaneous with the closing of the transactions contemplated by that certain Securities Purchase Agreement, dated as of the date hereof, by and among the Company, the Purchaser and the other buyers signatory thereto (or such other date as is mutually agreed to by the Sellers and the Purchaser) (the "CLOSING DATE"), the Sellers shall sell to the Purchaser, and the Purchaser shall purchase from the Sellers, the Purchased Shares (the "CLOSING").

1.2  PURCHASE PRICE.

          Upon the terms and subject to the conditions of this Agreement, at the Closing, the Purchaser shall pay to the Sellers an aggregate amount equal to Four Million, Nine Hundred and Eighty Three Thousand, Seven Hundred and Twenty Three Dollars ($4,983,723) (the "PURCHASE PRICE"), which represents the purchase by the Purchaser of the Purchased Shares at a purchase price of $1.50 per share from the Sellers.

1.3  THE CLOSING.

          The Closing contemplated hereby shall take place at 10:00 a.m., EST on the Closing Date. All actions taken at the Closing shall be deemed to have occurred simultaneously.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

          Each Seller represents and warrants to the Purchaser as of the date hereof as set forth below.

2.1  LEGAL CAPACITY

          Such Seller has the legal capacity and right to execute, deliver, enter into, consummate and perform this Agreement.

2.2  TITLE TO PURCHASED SHARES.

          Such Seller is either (a) the sole record and beneficial owner, (b) the joint record and beneficial owner with the other Seller or (c) the joint record and beneficial owner with a child of the Sellers of the Purchased Shares to be sold by it pursuant to this Agreement and owns such shares free from all taxes, liens, claims, encumbrances and charges. There are no outstanding rights, options, subscriptions or other agreements or commitments obligating the Seller to sell or transfer the Purchased Shares and the Purchased Shares are not subject to any lock-up or other restriction on their transfer or on the ability of the Purchaser to sell or transfer the Purchased Shares. The Purchased Shares are free of any transfer restrictions or legends. The Purchased Shares are restricted securities being transferred by the Seller pursuant to Rule 144(k) of the Securities Act of 1933, as amended (the "SECURITIES ACT").

2.3  AUTHORITY

          Such Seller has the requisite power and authority to execute and deliver this Agreement and to carry out and perform all of its obligations under the terms of this Agreement, including, without limitation, the full power and authority to sell and transfer such Purchased Shares held jointly by such Seller and any child of such Seller. This Agreement has been duly executed and delivered by such Seller, and this Agreement constitutes the valid and legally binding obligation of such Seller enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

2.4  ACCREDITED INVESTOR STATUS; AFFILIATE STATUS.

          Such Seller is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act. Such Seller is not an affiliate of the Company and has not been an affiliate of the Company for the three month period immediately preceding the Closing Date.

2.5  NONCONTRAVENTION.

          The execution, delivery and performance by such Seller of this Agreement and the consummation by such Seller of the transactions contemplated hereby will not (a) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Seller is a party, or (b) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Seller, except for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Seller to perform its obligations hereunder.

2.6  CONSENTS.

          Except for the approvals required to be obtained by Closing in accordance with Article IV, no consent, approval, permit, order, notification or authorization of, or any exemption from registration, declaration or filing with, any person (governmental or private) is required in connection with the execution, delivery and performance by such Seller of this Agreement or the consummation by such Seller of the transactions contemplated hereby.

2.7  SELLER STATUS.

          Such Seller (a) is a sophisticated person with respect to the sale of the Purchased Shares; (b) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares; and (c) has independently and without reliance upon the Purchaser, and based on such information as such Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that such Seller has relied upon the Purchaser's express representations, warranties and covenants in this Agreement. Such Seller acknowledges that the Purchaser has not given such Seller any investment advice, credit information or opinion on whether the sale of the Purchased Shares is prudent.

2.8  ABSENCE OF LITIGATION.

          There is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency or self regulatory organization or body pending or, to the knowledge of such Seller, threatened against or affecting such Seller that could reasonably be expected to have a material adverse affect on the ability of such Seller to perform its obligations hereunder.

2.9  NO BROKERS.

          Such Seller has taken no action that would give rise to any claim by any person for brokerage commissions, finder's fees or similar payments relating to this Agreement or the transactions contemplated hereby.

2.10 OUTSTANDING AMOUNTS.

          Such Seller has paid any and all amounts and charges due and owing to the Company with respect to the Purchased Shares and there are no unpaid amounts or charges claimed to be due to the Company from such Seller with respect to the Purchased Shares.

2.11 EXCLUDED INFORMATION

          Such Seller acknowledges that (i) the Purchaser currently may have, and later may come into possession of, information with respect to the Company that is not known to such Seller and that may be material to a decision to sell the Purchased Shares for the Purchase Price ("SELLER EXCLUDED INFORMATION"),
(ii) such Seller has determined to sell the Purchased Shares notwithstanding its lack of knowledge of the Seller Excluded Information, if any, and (iii) Purchaser shall have no liability to such Seller, and such Seller waives and releases any claims that it might have against Purchaser pursuant to this Agreement, whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information, if any, in connection with such Seller's sale of the Purchased Shares for the Purchase Price in accordance herewith; provided, however, that the Seller Excluded Information, if any, shall not and does not affect the truth or accuracy of the representations or warranties of Purchaser in this Agreement.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

          The Purchaser represents and warrants to the Sellers as of the date hereof as set forth below.

3.1  ORGANIZATION AND EXISTENCE.

          The Purchaser is an entity duly organized and validly existing under the laws of the jurisdiction of its formation.

3.2  NO PUBLIC SALE OR DISTRIBUTION.

          The Purchaser is acquiring the Purchased Shares in the ordinary course of business for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act, and the Purchaser does not have a present arrangement to effect any distribution of the Purchased Shares to or through any person or entity; PROVIDED, HOWEVER, that by making the representations herein, the Purchaser does not agree to hold any of the Purchased Shares for any minimum or other specific term and reserves the right to dispose of the Purchased Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

3.3  ACCREDITED INVESTOR STATUS.

          The Purchaser is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act.

3.4  AUTHORITY.

          The Purchaser has all requisite power and authority to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Purchaser and shall constitute the legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

3.5  NONCONTRAVENTION.

          The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby will not (a) result in a violation of the organizational documents of the Purchaser, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser is a party, or (c) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Purchaser, except in the case of clauses (b) and (c) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

3.6  PURCHASER STATUS.

          The Purchaser (a) is a sophisticated person with respect to the sale of the Purchased Shares; (b) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Purchased Shares; and (c) has independently and without reliance upon the Sellers, and based on such information as the Purchaser has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Purchaser has relied upon the Sellers' express representations, warranties and covenants in this Agreement. The Purchaser acknowledges that the Sellers have not given the Purchaser any investment advice, credit information or opinion on whether the purchase of the Purchased Shares is prudent.

3.7  ABSENCE OF LITIGATION.

          There is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency or self-regulatory organization or body pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser that could reasonably be expected to have a material adverse affect on the ability of the Purchaser to perform its obligations hereunder.

3.8  NO BROKERS.

          The Purchaser has taken no action that would give rise to any claim by any person for brokerage commissions, finder's fees or similar payments relating to this Agreement or the transactions contemplated hereby.

3.9  EXCLUDED INFORMATION

          The Purchaser acknowledges that (i) the Sellers currently may have, and later may come into possession of Purchaser Excluded Information that is not known to the Purchaser and that may be material to a decision to purchase the Purchased Shares for the Purchase Price ("PURCHASER EXCLUDED INFORMATION"), (ii) Purchaser has determined to purchase the Purchased Shares notwithstanding its lack of knowledge of the Purchaser Excluded Information, if any, and (iii) Sellers shall have no liability to Purchaser, and Purchaser waives and releases any claims that it might have against Sellers pursuant to this Agreement, whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Purchaser Excluded Information, if any, in connection with the Purchaser's purchase of the Purchased Shares for the Purchase Price in accordance herewith; provided, however, that the Purchaser Excluded Information, if any, shall not and does not affect the truth or accuracy of the representations or warranties of the Sellers in this Agreement.

                                   ARTICLE IV
                              CONDITIONS TO CLOSING

4.1  CONDITIONS TO THE SELLERS' OBLIGATION TO SELL.

          The obligation of the Sellers hereunder to sell the Purchased Shares to the Purchaser on the Closing Date is subject to the satisfaction, on or before the Closing Date, of each of the following conditions, PROVIDED, that these conditions are for the Sellers' sole benefit and may be waived by the Sellers at any time in its sole discretion by providing the Purchaser with prior written notice thereof:

          (a) The  Purchaser  shall have  delivered  to the Sellers the Purchase
Price by wire transfer of immediately available funds pursuant to the wire instructions provided by the Sellers.

          (b) The representations and warranties of the Purchaser shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Closing Date.

4.2  CONDITIONS TO THE PURCHASER'S OBLIGATION TO PURCHASE.

          The obligation of the Purchaser hereunder to purchase the Purchased Shares on the Closing Date is subject to the satisfaction, on or before the Closing Date, of each of the following conditions, PROVIDED, that these conditions are for the Purchaser's sole benefit and may be waived by the Purchaser at any time in its sole discretion by providing the Sellers with prior written notice thereof:

          (a) The Sellers shall have delivered to the Transfer Agent the certificate representing the Purchased Shares (i) duly manually endorsed for transfer on the back of such certificate or on a stock power to be attached to such, in each case duly executed in the name that appears on the face of such certificate, (ii) including a Medallion Guarantee stamp placed below the signature on the back of such certificate or below the signature on any accompanying stock power and (iii) authorizing the transfer of the Purchased Shares to the Purchaser or, if requested by the Purchaser, to such affiliates of the Purchaser and in such amounts as the Purchaser shall designate in writing to the Sellers on or prior to the Closing Date (the "DESIGNEES").

          (b) The representations and warranties of the Sellers shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Sellers shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Sellers at or prior to the Closing Date.

          (c) The Sellers shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Purchased Shares.

          (d) The Transfer Agent shall have agreed to credit the Purchased Shares to the Purchaser (or its Designee's, as applicable) balance account with DTC through its Deposit Withdrawal Agent Commission system.

                                   ARTICLE V
                            MISCELLANEOUS PROVISIONS

5.1  SECURITIES FILINGS

          The Sellers shall make any filings with the Securities and Exchange Commission required to be filed by the Sellers pursuant to the Securities and Exchange Act of 1934, as amended (the "EXCHANGE ACT") with respect sale of the Purchased Shares contemplated hereby within the time periods required for such filings under the Exchange Act.

5.2  GOVERNING LAW; JURISDICTION; JURY TRIAL.

          All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

5.3  HEADINGS.

          The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

5.4  SEVERABILITY.

          If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

5.5  ENTIRE AGREEMENT; AMENDMENTS.

          This Agreement supersedes all other prior oral or written agreements between the Purchaser and the Sellers, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Sellers nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Sellers and the Purchaser. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

5.6  NOTICES.

          Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (c) one business day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

                  If to the Sellers:

                           9620 Bridgebrook Drive
                           Boca Raton, FL 33496
                           Attention:  Steven Bettinger
                           Telephone: (561) 843-0575
                           Facsimile: (561) 892-5707

                           with a copy to (for information purposes only):

                           Akerman Senterfitt
                           Las Olas Centre II, Suite 1600
                           350 East Las Olas Boulevard
                           Ft. Lauderdale, Florida 33301-28711

                           Attention: David C. Ristaino, Esq.
                           Telephone:  (954) 468-2460
                           Facsimile:  (954) 463-2224

                  If to the Purchaser:

                           Prencen, LLC
                           c/o Prentice Capital Management, LP
                           623 Fifth Avenue
                           32nd Floor
                           New York, NY 10022
                           Attention: Michael Weiss
                                      Mathew Hoffman
                           Telephone: (212) 756-8045
                           Facsimile: (212) 756-1480


                           with a copy to (for information purposes only):

                           Schulte Roth & Zabel LLP
                           919 Third Avenue
                           New York, New York 10022
                           Attention:  Eleazer Klein, Esq.
                           Telephone:  (212) 756-2000
                           Facsimile:  (212) 593-5955

          Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the Sellers' facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (a) or (c) above, respectively.

5.7  SUCCESSORS AND ASSIGNS.

          This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Neither the Sellers nor the Purchaser shall assign this Agreement or any of their respective rights or obligations hereunder without the prior written consent of the other party.

5.8  NO THIRD PARTY BENEFICIARIES.

          This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

5.9  SURVIVAL.

          Unless this Agreement is terminated by mutual consent of the Sellers and the Purchaser, the representations and warranties of the Sellers and the Purchaser contained in Articles II and III shall survive the Closing Date and the delivery of the Purchased Shares through the date that is three years after the Closing Date provided that the representations in Section 2.2 shall survive through the applicable statute of limitations.

5.10 FURTHER ASSURANCES.

          Each party shall use its commercially reasonable efforts to do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

5.11 NO STRICT CONSTRUCTION.

          The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

             [The remainder of the page is intentionally left blank]

          IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first written above.



                                   SELLERS




                                     /s/ Steven Bettinger
                                   -----------------------------------------
                                   STEVEN BETTINGER

                                     /s/ Jodi Bettinger
                                   -----------------------------------------
                                   JODI BETTINGER


                                   BUYER


                                   PRENCEN, LLC

                                   By:  Prentice Capital Management, LP,
                                        as Manager


                                   By:  /s/ Mathew B. Hoffman
                                      --------------------------------------
                                      Name:  Mathew B. Hoffman
                                      Title: General Counsel

                                   Schedule I

                                Purchased Shares


 CERTIFICATE                                                AMOUNT OF
  NUMBER         NAME ON CERTIFICATE                     COMMON STOCK
------------     -------------------                     ------------
CI 0060          Steven Bettinger                             100,000
CI 0448          Steven Bettinger                             470,000
CI 0110          Steven Bettinger & Andi Bettinger**          20,000
CI 0447          Steven Bettinger & Andi Bettinger**          28,296
CI 0321          Steven & Jodi Bettinger                      712,857
CI 0515          Steven Bettinger                             100,000
CI 0517          Steven Bettinger                             1,500,625
                 Steven Bettinger                             **
                 Steven Bettinger                             **
                                               TOTAL          2,931,778



* Andi Bettinger is the daughter of Steven Bettinger and Jodi Bettinger ** Certificates for an aggregate of 390,704 shares of Common Stock